--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

MACE SECURITY INTERNATIONAL, INC.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

554335 20 8

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(CUSIP Number)

RICHARD BARONE

C/O THE ANCORA GROUP, INC.

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

January 5, 2012

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

THE ANCORA GROUP, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

1,135,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,135,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,135,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.93%

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14

TYPE OF REPORTING PERSON*

IN (Other)

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SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Denis J. Amato

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

1,129,600

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,129,600

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,129,600

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.92%

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14

TYPE OF REPORTING PERSON*

IN (Other)

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SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

23,059,830

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

23,059,830

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,059,830

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.12%

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14

TYPE OF REPORTING PERSON*

IA

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The following constitutes the first filing by the Ancora Group, Inc. Ancora has previously filed Form 13D (under Ancora Capital) as follows Amendment No. 7(“Amendment No. 7”) to the Schedule 13D filed by the undersigned on August 29, 2006, November 30, 2006, June 26, 2007, September 11, 2007, January 14, 2009, August 31, 2009 and August 12, 2011.

Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Mace Security International, Inc.  The address of Issuer’s executive principal offices is 240 Gibraltar Road, Suite 220, Horsham, Pennsylvania 19044.

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”. Participants in The Ancora Group include The Ancora Group, Inc., an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, a subsidiary of The Ancora Group, Inc. incorporated in the state of Nevada; Ancora Advisors LLC, a subsidiary of The Ancora Group, Inc., a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of The Ancora Group, Inc. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora MicroCap Fund, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 5% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

Mr. Amato is a U.S. citizen Mr. Amato serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

Mr. Richard A. Barone and Mr. Denis J. Amato are both individuals named to the Board of Directors of Mace Security International.  Mr. Barone has also been appointed chairman of the Board of Directors.

The intent of this filing to properly categorize and update MACE ownership among Mr. Barone, Mr. Amato, the Ancora Mutual Funds, clients of Ancora Advisors and clients of Ancora Securities, Inc. (ASI) the latter being separately listed below but not included as part of this filing since ASI has neither the power to vote these shares nor the power to dispose of these shares.

Mr. Barone, Mr. Amato and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone, Mr. Amato and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of January 5, 2012 and the percentage of the Shares outstanding represented by such ownership (based on 58,946,441 shares outstanding as of November 11, 2011):

Name:

No. of Shares

Percent of Class

Ancora Owners/Employees (1)

2,811,563

4.77%

Ancora Funds & Partnerships(2)

17,929,368

30.42%

Ancora Advisors(3)

5,130,462

8.70%

Total

25,871,393

43.89%

- - - - - -

 - - - -

Ancora Securities(4)

8,284,404

14.05%

(1) These Shares are owned by the owners and employees of Ancora including Mr. Barone and Mr. Amato.

(2) These Shares are owned by the Ancora Family of Mutual Funds and Investment Partnerships of which Ancora Advisors, Mr. Barone and/or Mr. Amato is a portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 5,130,462 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(4) These shares are owned by clients of Ancora Advisors and clients of Ancora Securities, where Ancora has neither the power to vote these shares nor the power to dispose of these shares.

In addition, Merlin Partners owns 1,162,167 and 581,083 warrants that allow Merlin to purchase shares at $0.20 each with expiration dates of 12/28/2015 and 3/30/2016, respectively.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
11/18/2011	Buy	39,668	.139880
11/23/2011	Buy	1,000	.150000
11/28/2011	Buy	19,700	.159759
12/22/2011	Buy	215,000	.142478
12/23/2011	Buy	215,860	.150000
12/27/2011	Buy	43,100	.156705
12/28/2011	Buy	25,166	.160000
12/29/2011	Buy	6,900	.180000
12/29/2011	Buy	50,200	.166015
12/30/2011	Buy	627,500	.180000
		1,244,094

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, Denis Amato and Richard Barone, dated January 5, 2012.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

January 5, 2012

THE ANCORA GROUP, INC.

By:/s/ Richard A. Barone

      Richard A. Barone

Chairman

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Denis J. Amato

DENIS J. AMATO

EXHIBIT A

                 MACE INTERNATIONAL SECURITY, INC. (MACE)

                      SECURITY CROSS REFERENCE

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 5, 2012 (including amendments thereto) with respect to the Common Stock of Mace Security International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

January 5, 2012

THE ANCORA GROUP, INC.

By:/s/ Richard A. Barone

      Richard A. Barone

Chairman

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Denis J. Amato

DENIS J. AMATO